December 13, 2010

Mr. Duc Dang
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:
Herbst Gaming, LLC (the "Company")
Amendment No. 1 to Registration Statement on Form 10-12G
Filed October 14, 2010
File No. 000-54085

Dear Mr. Dang:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the "Staff") dated November 9, 2010. The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response and when requested, revised disclosure in bold text. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form 10.

Risk Factors

We face extensive regulation from gaming and other government authorities, page 25

1.
We note your response to comment 18 in our letter dated September 16, 2010 and your related disclosure on page 25 that the Plan is not subject to approval by any state gaming authority. Please reconcile this disclosure with your disclosure on page 19 that states you will need to petition the Missouri Gaming Commission for approval of a change in control before acquiring the St. Jo and Mark Twain Casinos from your predecessors.

  RESPONSE:

  Please see the revised disclosure on page 25 of Amendment No. 2 to the Registration Statement on Form 10 (the "Amended Form 10").

Management's Discussion and Analysis of Financial Condition and Results of Operations

Predecessors

Overview, page 28

2.
We note your response to comment 25 in our letter dated September 16, 2010. Please expand your Overview section to describe the key operating revenue measurements that management uses in gauging your performance. See Item 303(a)(3)(i) of Regulation S-K and Section I.B of Commission Interpretive Release No. 33-8350(2003). To this extent, please explain why your hotel revenues or food and beverage revenues are not material enough to address within your MD&A.

Herbst Gaming, LLC
December 9, 2010

  RESPONSE:

  Please see the revised disclosure on page 38 of the Amended Form 10.

        The Company has reviewed the historical results related to restaurant and hotel operations of the Predecessor. The Company has noted that restaurant operations of the Predecessor have been less than 10% of total revenue accounting for 3.9%, 4.0%, 7.7%, 8.3% and 8.7% between 2005 and 2009 respectively. The Company has also noted that hotel operations of the Predecessor have accounted for 1.4%, 1.2%, 4.4%, 4.3% and 4.5% between 2005 and 2009 respectively. Based on this review of the historical percentage of restaurant and hotel revenue compared to total revenue of the Predecessor, the Company believes that combining restaurant and hotel revenue with casino gaming revenue is appropriate.

Quantitative and Qualitative Disclosures About Market Risk, page 60

3.
Please provide one of the three disclosure alternatives in Item 305(a) of Regulation S-K for your variable rate debt or advise.

  RESPONSE:

  Please see the revised disclosure on page 61 of the Amended Form 10.

Properties, page 61

4.
We note your response to comment 26 in our letter dated September 16, 2010. For each of your leased properties, please tell us which party is contractually obligated to pay the expenses associated with the leased land. Also, please tell us how you determined that none of your leases should be filed as exhibits.

  RESPONSE:

  Pursuant to the terms of the leases described in Item 3 of the Form 10, the Registrant or a subsidiary of the Registrant, as lessee, is required to pay real property taxes and assessments, utility expenses, repair and maintenance expenses and expenses relating to insurance coverage with respect to the leased premises. The Registrant has not filed leases as exhibits to the Form 10 because the Registrant is not currently party to such leases. The Registrant is in the process of determining which of the leases will constitute material contracts of the Registrant, as determined pursuant to Item 601 (b)(10) of Regulation S-K, following the assumption thereof by the Registrant or its subsidiary upon consummation of the Plan. We expect to file a Form 8-K promptly following Substantial Consummation Date that will include a description of all material contracts, including leases that constitute material contracts, that are assumed by the Registrant upon Substantial Consummation Date and file such material contracts as exhibits to such Form 8-K or to the Registrant's Form 10-K for the year ended December 31, 2010.

Herbst Gaming, LLC
December 9, 2010

Certain Relationships and Related Transactions, and Director Independence, page 68

5.
We note your response to comment 30 in our letter dated September 16, 2010 that you do not currently have any policies and procedures in place for the review, approval or ratification of related party transactions. Please revise your disclosure to reflect your response to clarify that you intend to implement such procedures after the completion of your reorganization transactions.

  RESPONSE:

  Please see the revised disclosure on page 68 of the Amended Form 10.

* * *

Herbst Gaming, LLC
December 9, 2010

Attached is a statement from the Company acknowledging the items requested in your original letter. If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (702) 889-7625.

Sincerely,

/s/ DAVID ROSS David Ross Manager

Attachments

cc:
Deborah J. Ruosch, Milbank Tweed Hadley & McCloy Tom Walker, Deloitte & Touche

Herbst Gaming, LLC
December 9, 2010

        The undersigned on behalf of Herbst Gaming, LLC (the "Company") acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ DAVID ROSS David Ross Manager